UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMMUNE DESIGN CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

45252L103
 (CUSIP Number of Class of Securities)
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer
Immune Design Corp.
1616 Eastlake Ave. E., Suite 310
Seattle, Washington 98102
(206) 682-0645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
Laura A. Berezin
Jaime L. Chase
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
Telephone: (650) 843-5000
Fax: (650) 849-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,974,265	$743.80
* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 2,462,566 shares of the issuer’s common stock, having an aggregate value of $5,974,265 as of June 11, 2018, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01245% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$743.80	Filing Party:	Immune Design Corp.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 18, 2018
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2018, by Immune Design Corp., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms, pursuant to the Offer to Exchange Eligible Options for New Options, dated June 18, 2018 (the “Exchange Offer”). Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer, as the same may be further amended or supplemented hereafter and filed with the SEC.

Items 1 through 11; Item 13.     Summary Term Sheet.
Items 1 through 11 and Item 13 of the Schedule TO, which incorporate by reference the information contained in the Exchange Offer, are hereby amended as follows:

•	The “Summary Term Sheet - Overview” included in the Exchange Offer is hereby amended to delete the following parenthetical from the subheading:

“(or at any time after 9:00 p.m., Pacific Time, on Monday, August 13, 2018 if tendered securities have not yet been accepted)”

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated June 18, 2018*
(a)(1)(B)	Form of Announcement Email*
(a)(1)(C)	Election Form*
(a)(1)(D)	Notice of Withdrawal of Election Form*
(a)(1)(E)	Form of Email Confirming Receipt of Election Form*
(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form*
(a)(1)(G)	Form of Reminder Email*
(a)(1)(H)	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer*
(a)(1)(I)	Form of Expiration Notice Email*
(a)(1)(J)	Stock Option Exchange Program Presentation*
(b)	Not applicable
(d)(1)
Immune Design Corp. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-196979), as filed with the SEC on June 23, 2014).

(d)(2)
Form of Option Agreement under the Immune Design Corp. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-196979), as filed with the SEC on June 23, 2014).

(d)(3)
Immune Design Corp. 2014 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 (File No. 333-197748), as filed with the SEC on July 31, 2014).

(d)(4)
Form of Incentive Stock Option Agreement under the Immune Design Corp. 2014 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1/A (File No. 333-196979), as filed with the SEC on July 14, 2014).

(d)(5)
Form of Non-Qualified Option Agreement under the Immune Design Corp. 2014 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.6 to Amendment No. 2 to the Company’s Registration Statement on Form S-1/A (File No. 333-196979), as filed with the SEC on July 14, 2014).

(d)(6)
Form of Restricted Stock Unit Agreement under the Immune Design Corp. 2014 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-36561), as filed with the SEC on January 10, 2017).

(d)(7)
Immune Design Corp. 2014 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-8 (File No. 333-197748), as filed with the SEC on July 31, 2014).

(g)	Not applicable
(h)	Not applicable
* Previously Filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNE DESIGN CORP.

By:	/s/ Carlos Paya, M.D., Ph.D.
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer

Dated: June 26, 2018